

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   December 15, 2005

Via U.S. Mail and Fax (239-263-8191)

Caroline Beasley
Vice President and Chief Financial Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, Florida 34103

Re: **Beasley Broadcast Group, Inc.**
        Form 10-K for the year ended December 31, 2004
        Filed March 2, 2005

        Forms 10-QSB for fiscal quarters ended through September 30, 2005

        File No. 0-29253

Dear Ms. Beasley

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note the disclosure in note 13 of your related party transactions. Considering the nature and extent of these transactions you should consider including descriptions of all material transactions involving related persons, with a discussion of the elements of these transactions that are necessary for an understanding of the transactions' business purpose and economic substance, and their effects on the financial statements. Please expand your discussion to provide the following disclosure:

    - the business purpose of the arrangement;

    - identification of the related parties transacting business with the company;

    - the manner in which transaction prices were determined by the parties;

    - if the transaction has been evaluated for fairness, a description of how the evaluation was made; and

    - any ongoing contractual or other commitments as a result of the arrangement.

    Also you should disclose any aspects of the transactions that would be different if negotiated with an independent party and the impact that the transactions would have on the financial statements and any special risks and contingencies.

Critical Accounting Policies

Impairment of FCC Broadcasting Licenses and Goodwill, page 19

2. We note your disclosure that you used internally-generated estimates of future cash flows to determine the fair value of each of your reporting units. Tell us how you determined your reporting units as defined by paragraph 30 of SFAS 142. In light of your disclosure that your chief operating decision maker receives operating results and other information directly from the radio stations, it appears that each radio station would be an operating segment and a reporting unit. Also revise your disclosure to identify your reporting units.

3. Expand the discussion of the annual impairment test for broadcasting license to clarify whether you determine the fair value of each individual license or combine licenses into a single unit of accounting based on a market cluster, as disclosed at page 17. We also note in

your letter dated April 23, 2003 that you identified eleven market clusters as your unit of accounting, as set forth in EITF 02-7, for testing impairment of your indefinite-lived intangible assets.

Consolidated Balance Sheets, page 36

4. Please label the 'Note Receivable' of $4.2M as being due from a related party. For additional guidance refer to Rule 4.08 (k) and Rule 5-02 (3) of Regulation S-X.

Notes to Consolidated Financial Statements

Note (1) Segment Information, page 43

5. We note your disclosure that effective January 1, 2004 as a result of your internal reporting process reorganization your chief operating decision maker receives operating results and other information directly from your radio stations and no longer evaluates performance or allocates resources based on the operating segments reported previously and as a result of the reorganization, you now operate only one reportable segment, which includes all of your radio stations. In this regard describe for us your basis for concluding that you operate in one reportable segment in accordance with SFAS 131. In your response show us how your operating segments met the aggregation criteria of paragraph 17 of SFAS 131. Please note that in order for you to be able to aggregate the operating segments they must have similar economic characteristics and be similar in each of the five factors. For additional guidance refer to EITF 04-10 and paragraph 127 of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,
/s/ Terry French
for Larry Spirgel
Assistant Director